FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX RELEASES CEO MESSAGE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    August 28, 2003                               By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE

MICROLOGIX RELEASES CEO MESSAGE

Vancouver, BC, CANADA - August 28, 2003 - Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF), today issued its CEO Message in which Dr. Jim DeMesa, President & CEO, reviews the Company's status and activities..

To obtain a copy of the CEO Message please visit the Micrologix web site at www.mbiotech.com or contact Investor Relations at 1-800-665-1968, Extension 241.

About Micrologix
Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

Contacts:
Jonathan Burke
Investor & Media Relations
Micrologix Biotech Inc.
Telephone: 604-221-9666 Ext 241
Toll Free: 1-800-665-1968
Email: jburke@mbiotech.com
Shayne Payne/ Dian Griesel, Ph.D
The Investor Relations Group
Telephone: 212-825-3210
Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements.. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CEO MESSAGE August 28, 2003

"So, now what?" We've gotten that question several times over the past few weeks in response to the recent MBI 226 clinical results; the first disappointment in our operations since I joined Micrologix in late 2001. And the general answer is, "we keep doing what we have been doing for the past 18 months; executing our strategy and building intrinsic value in our company, without excessive focus on individual events".

While the market reaction to the recent clinical results are to be expected, we are a bit surprised by the above question since we feel we have communicated clearly over the past several quarters that MBI 226 is neither a "company maker" nor a "company breaker". There is no question that achieving statistical significance in the primary endpoint of the study would have made our lives much easier in the short-term, and we certainly appreciate the frustration created by the results of the clinical trial. But this event is only one aspect of a longer process toward building our company. We realize this is not what many people want to hear, but it is reality in this industry.

To answer the above question more specifically, in addition to completing the MBI 226 data analysis to determine if there is a path forward, we will continue to:

advance the other product opportunities and technologies in our clinical and preclinical pipeline;

seek additional opportunities to continue expanding our pipeline;

manage our cash resources aggressively;

seek non-dilutive financing opportunities (e.g., government grants);

collaborate on and/or out-license selected programs.

This should sound familiar since we have said it all before as part of our strategy to create a broad-based biotech company, with a sustainable business model. In other words, it is all part of our current focus on Capital, Clinicals, and Critical Mass. If you review the 8 previous CEO Messages, we have consistently been communicating a precise description of our plans for building long-term value, regardless of any single event, like the recent clinical results, which temporarily affects value.

For example, in my first CEO Message on October 29, 2001 (after 4 weeks on the job) I stated, "we must prepare for all possibilities, opportunities, and challenges" and that "a strong pipeline of product candidates is necessary in drug development since the results of clinical and preclinical testing always involves a certain degree of risk". Then, in the CEO Message dated May 23, 2002, I said, "Undoubtedly some things will take longer than desired and others will not materialize as expected. That's the nature of research and development in the biotech industry. Our goal, therefore, is to establish the critical mass and product pipeline that creates a sustainable business model for the long-term".

The MBI 226 clinical trial results are exactly the type of circumstance we were considering in those statements. That's why we did what we did over the past year - to prepare for circumstances beyond our control. In biotech, it is very clear that the risk is much too great to put "all your eggs in one basket". Statistically, only a relatively small percentage of clinical development compounds actually get through the process and into commercialization. And with MBI 226, it was known that one of the outcomes could potentially be the result we experienced a few weeks ago.

That's why, "It's a good thing", is another common theme we have heard in many discussions over the past few weeks, mostly from people who understand what creates value in the biotech industry today. Now, that statement probably doesn't mean what you are thinking and we definitely do not intend to "sugar coat" bad news. As I hope you know by now, that is not our philosophy here at Micrologix. Very definitely, we all agree that missing the primary endpoint in a clinical study is not a "good thing". What we are hearing, however, refers to the following:

"It's a good thing" the deal with Fujisawa was done; eliminating the financial burden of the MBI 226 program.

"It's a good thing" the Biotechnology Value Fund investment was done; providing more cash to the company.

"It's a good thing" the pipeline was expanded; providing many more technologies and product opportunities.

"It's a good thing" the leadership team was augmented with people who have been through this type of thing.

"It's a good thing" low probability programs were cut early to conserve cash and focus on new opportunities.

So for anyone who may have questioned some actions we took over the past year, we hope there is now a better appreciation of the importance of our strategy. None of those things were accidents or luck. Last year's "People, Pipeline, & Partnerships" focus was meant to prospectively address the consequences of issues we face in our industry from a position of strength rather than to react retrospectively from a position of weakness.

For example, having the right people on board makes the current circumstances minimally disruptive to our operations, since our leadership team has been through this kind of thing before and has a proven ability to execute, even in the face of uncertainty or significant challenges. Next, our substantially expanded pipeline provides us with several additional product opportunities, in multiple technology areas, intended to add value as they progress through development. It is especially important, given the current circumstances, that we now have several additional product opportunities from which to build value. Finally, our first partnership, the very strong relationship with Fujisawa Healthcare, Inc., has demonstrated our capability in establishing and maintaining a successful alliance, while allowing us to maximize the chance of a positive outcome to the MBI 226 trial (through Fujisawa's expertise and resources) and reduce our burn rate considerably.

With these facts, it should be very clear why we focused on people, pipeline, and partnerships in the first year of our transformation, and why it has been essential that our execution be impeccable to create the start of a true, broad-based biotech company. Now, let me answer some of the questions we have been getting since the results came out...

What is the future for MBI 226? To help answer this question, let me take a moment to address what we know about the results so far:

As announced previously, the reduction in catheter-related bloodstream infections (the primary endpoint) was not statistically greater for MBI 226 compared with povidone-iodine (the "standard of care").

MBI 226 was significantly superior to povidone-iodine in reducing catheter colonization, one of the secondary endpoints (p=0.002). Confidence was high in achieving this endpoint since the results seen in Phase I were such an impressive reduction in peripheral catheter colonization in healthy volunteers. The theory used to develop the Phase III protocol from that initial Phase I information was that a reduction in catheter colonization would lead to the reduction in bloodstream infections. For some reason, that theory did not hold true in this study, mostly, we believe, because the standard of care worked better than indicated by experts and the literature.

MBI 226 showed a 2.2% rate of bloodstream infections in the patients receiving the active drug. This is extremely close to the rate of infection that was assumed would be achieved in determining the protocol design and number of patients necessary in the study. What is puzzling is that the povidone-iodine group showed only a 2.6% infection rate. Based on the historical infection rates in the literature, it was assumed this group would achieve an infection rate in the 4-6% range. If this would have held true, there would have been a much greater chance of meeting the primary endpoint.

With continuing analysis of the data, it is clear that certain other of the secondary endpoints of the study were achieved as well.

What we do know from the study is that the peptide is very effective at killing bacteria. This was proven clearly. The puzzling aspect comes in the very low bloodstream infection rate in the povidone-iodine group. We will have a better understanding of what this all means within the next few months. As part of our partnership agreement, Fujisawa has 60 days (until September 22nd) to determine whether to terminate the agreement based on the results of the study. During the time remaining before Fujisawa must make that decision, our process internally includes doing everything humanly possible to assess the implications of the MBI 226 study results and determine if there is a path forward. We will work closely with Fujisawa to determine any potential for continued collaboration. If Fujisawa terminates the agreement, however, we will explore other routes to advance MBI 226 with other companies, perhaps for indications other than catheter-related bloodstream infections. In any case, you can be certain we will do whatever is in the best interest of the company, including termination of the MBI 226 program if no viable path forward exists. We will do all this while we continue to advance our other programs toward value driving status. We cannot take our "eyes off the ball" at all right now. We must manage the big picture as well as the details.

Are you doing anything to reduce your burn rate? Yes, we are managing our burn rate very carefully. At the beginning of this fiscal year (May 1, 2003), we implemented our FY2004 Operating Plan. In creating that plan, we prioritized our development programs and allocated our R&D spending based on those priorities. Certain spending was contingent on positive MBI 226 results and will now be dependent on the results of the MBI 594AN Phase IIb clinical study, which are expected before year-end. Specifically, in managing our burn we have:

Reduced our headcount by postponing the replacement and/or hiring of certain personnel (we now have 52 people on the team; down from 57 three months ago and down from 61 originally budgeted)

Postponed spending on certain programs not felt to maximize value in the short-term

Eliminated, delayed, or financed certain capital expenditures

In addition to these actions, the senior management team has voluntarily initiated a 10% deferral of their base salary and is buying MBI stock through a private placement (to put cash back into the company) at a 20% premium to the market price. With the pending completion of the MBI 594AN Phase IIb study, we can further reduce our burn rate by approximately 20%. Finally, we are pursuing the out-licensing of selected lower priority technologies, intended to reduce maintenance expenses (such as IP/patent expenses) while retaining opportunities for future gain.

Are you considering a financing? With our current cash of $22 million and an average burn rate of about $1 million per month going forward, we are well positioned to operate into 2005. And, under the current scenario, we believe a financing would not be in the best interest of our shareholders. Over the next year, we have several value-driving milestones that can create more positive financing opportunities. In the meantime, we are pursuing various means of non-dilutive funding, such as government grants for some of our programs.

What can be expected in the next 6-18 months? There is a lot happening at Micrologix. Here are some of the most important results we expect over the next 18 months:

Complete the Phase IIb clinical trial on MBI 594AN, secure a corporate partner, and initiate Phase III development

Identify a lead development candidate in our systemic lipopeptide program, submit an IND and advance into human clinical development

Confirm preclinical efficacy of the nucleic acid mimic technology and advance one or both of the hepatitis programs (HBV and HCV) into non-clinical development

Progress in the development plan of MBI 1121 for Human Papillomavirus

Determine feasibility of the HCV Replication Assay

Out-license select technologies to reduce costs and maintain upside

In-license or acquire additional technologies and product opportunities, adding new preclinical and clinical candidates to the pipeline

We expect these results to start providing value as the product opportunities we have added to our pipeline over the past 18 months advance in development and get into the clinic.

So, having answered some of the common questions we have been getting recently, let me put our company into perspective at this point. Think for a moment that you had never heard of Micrologix and MBI 226 (we know some of you were wishing that right now). But seriously, if you heard a corporate presentation describing a broad-based biotech company with two clinical programs (one approaching Phase III, with near-term partnering potential), and multiple preclinical product opportunities, with large market potential, directed toward serious bacterial and viral infections, including hepatitis B and hepatitis C, what would you think of the story? If we then added that the company has $22 million in cash, a manageable burn rate providing a solid runway into 2005, and a management team with a proven ability to execute, and a stock trading at cash value... now what would you think?

We think that we have a great story, a solid company, and a significant opportunity, with or without MBI 226. Yes, the market is discounting us drastically because of the "cloud" from the recent MBI 226 results. And, there is no denying that the results of the recent clinical trial have made the path forward more challenging. But since October 2001, we have never considered ourselves "MBI 226 Inc". Our company is much, much more. And, in discussions over the past few weeks with many of our investors, several analysts, and some very experienced biotech people, most agree with that assessment.

We constantly benchmark our company with other biotech companies to assess value creation achieved in the industry. What is very clear from that benchmarking is that we have the pipeline, management team, and resources comparable to many companies with market values significantly higher than ours. Given our recent clinical disappointment, however, that is understandable. We are certainly in the "penalty box". If you look at the stock performance of many other biotech companies who have gone through similar clinical circumstances (including many with market values in the hundreds of millions or even billions of dollars today), you will see a very repeatable trend: that of a short-term, "severe" reaction to the negative news, followed by a recovery toward previous market values (assuming, of course, there is more to the company than one product). On average, a public company stock declines greater than 60% following such a clinical event if the company has fewer than 3 other products in clinical trials. And, for companies with a solid pipeline, who do the right things (and do things right) there are many examples of a complete recovery, followed by continued growth over the long-term.

One of our objectives, therefore, is to prove that the recent clinical results are only part of a much bigger picture and will not affect the achievement of our long-term goals. While painful in the short-term, from our perspective it is considered a temporary setback. And, we have an important near-term clinical milestone with the results of our MBI 594AN Phase IIb acne trial due out before the end of the year.

A year from now, we expect the new Micrologix we have been creating over the past 18 months to be more clearly evident. We realize some people will be skeptical. But, for those who understand the business of biotechnology and have seen us execute our strategy (doing everything we said we would do and not promising things beyond our control), our hope is that we have proven our ability to build a company for the long-term.

Today we enjoy a cash position of $22 million, which is about $15 million more than we would have today if we had not done what we did over the past year (e.g., partnership with Fujisawa and the BVF financing). We also have 6 additional product opportunities rather than one (through execution of our acquisition strategy). And we have the resources to create the value our shareholders demand. That's why our largest shareholders are extremely supportive and continue to express confidence in our ability to create value. And, that's why every person on the Micrologix team is committed to doing whatever it takes to keep building our company for the future.

Sincerely,

"James DeMesa"

Jim DeMesa, M.D.
President and CEO

Certain statements in this CEO Message constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix completing the Phase IIb clinical trial of MBI 594AN, securing a corporate partner for MBI 594AN, MBI 594AN entering Phase III development, identifying a lead development candidate in the lipopeptide program, submitting an IND and advancing into human clinical development with the lipopeptide, confirming preclinical efficacy of the nucleic acid mimic technology, advancing one or both the HBV and HCV nucleic acid mimic programs into non-clinical development, determining feasibility of the HCV Replication Assay, advancing MBI 1121 (HPV) in the development process, out-licensing select technologies, In-licensing or acquiring additional technologies and product opportunities, adding new preclinical and clinical candidates to the pipeline, and Micrologix having an average burn rate of approximately $1 million per month going forward. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.